FILED PURSUANT TO RULE 424(b)(3) and 424(c)
REGISTRATION STATEMENT NO. 333-106944

Prospectus Supplement

(To Prospectus Dated September 16, 2003)

$402,500,000

UTSTARCOM, INC.

0.875% Convertible Subordinated Notes due March 1, 2008 (the "Convertible Notes")
and the Common Stock Issuable Upon Conversion of
the Convertible Notes

        This prospectus supplement relates to the resale by selling security holders of their Convertible Notes and the shares of common stock issuable upon the conversion of the Convertible Notes.

        This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated September 16, 2003, including the supplement dated October 7, 2003, the supplement dated November 5, 2003 and any other amendments or supplements thereto. The terms of the Convertible Notes are set forth in the prospectus.

        The information in the table appearing under the heading "Selling Security Holders" beginning on page 52 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superceding the information with respect to persons listed in the prospectus or in any amendments or supplements thereto that are listed below:

Name	Principal Amount at Maturity of Convertible Notes Beneficially Owned That May be Sold	Percentage of Convertible Notes Outstanding	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)
Argent LowLev Convertible Arbitrage Fund II, LLC	$67,000	*	2,816	*
BNP Paribas Equity Strategies, SNC	$5,935,000	1.47%	249,475	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$1,178,000	*	49,517	*
Goldman, Sachs & Co.	$4,300,000	*	180,748	*
JP Morgan Securities Inc.	$3,000,000	1.07%	126,103	*
Lighthouse Multi-Strategy Master Fund	$500,000	*	21,017	*
Lyxor/Convertible Arbitrage Fund, Limited	$357,000	*	15,006	*
Nisswa Master Fund Ltd.	$1,000,000	*	42,034	*
Singlehedge U.S. Convertible Arbitrage Fund	$987,000	*	41,488	*
Sturgeon Limited	$843,000	*	35,435	*

*
Less than 1%

(1)
Assumes conversion of all of the Convertible Notes at a conversion price of approximately $23.79 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes — Conversion Rights" in the prospectus. As a result, the amount of common stock issuable upon conversion of the Convertible Notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 115,302,125 shares of the common stock outstanding as of January 28, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's Convertible Notes. However, we did not assume the conversion of any other holder's Convertible Notes.

        We prepared this table based on the information supplied to us on or before February 6, 2004 by the selling security holders named in the table.

        Investing in the Convertible Notes involves risks that are described in the "Risk Factors" section beginning on page 6 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2004.